Filed pursuant to Rule 433
Free Writing Prospectus
June 30, 2022
Registration No. 333-264468

One Franklin Parkway
San Mateo, CA 94403-1906
tel   (650) 312-2000
franklintempleton.com

From:	Franklin Templeton Corporate Communications:
Pholida Barclay, (212) 632-3204, pholida.barclay@franklintempleton.com

Franklin Templeton Launches Responsibly Sourced Gold ETF (FGLD)
FGLD is one of the most cost-effective gold ETFs in the market

NEW YORK, June 30, 2022 – Franklin Templeton today announced the launch of Franklin Responsibly Sourced Gold ETF (FGLD). FGLD seeks to reflect the performance of the price of gold bullion, less the expense of fund operations, and is priced at 15 basis points. The shares will trade on NYSE Arca.

The Fund defines “responsibly sourced gold” as London Good Delivery gold bullion bars that were refined on or after January 1, 2012, which have been refined in accordance with London Bullion Market Association’s (“LBMA”) Responsible Gold Guidance. The LBMA’s Responsible Gold Guidance establishes minimum requirements that are mandatory along the entire gold supply chain for all Good Delivery refiners wishing to trade with the London Bullion market, intended to ensure, among other things, that London Good Delivery gold is mined through verified supply chains that meet certain internationally recognized ethical standards.

“We are excited to offer Franklin Responsibly Sourced Gold ETF (FGLD) as one of the most cost-effective gold ETFs in the market. We believe it’s a fantastic option for investors looking to add gold investments to their portfolios, offering a compelling way to participate in the physical gold market, with the added peace of mind of knowing that this gold is responsibly sourced,” said David Mann, Head of Global Exchange-Traded Funds (ETFs) Capital Markets.

Commenting on the launch, Todd Mathias, Head of U.S. ETF Product Strategy, said, “As we continue to thoughtfully build our ETF platform for the future, we are excited to be an industry leader with this listing. The LBMA’s Responsible Sourcing Program aims to protect the integrity of the global gold supply chain by requiring approved refiners to demonstrate their efforts to respect the environment globally and combat money laundering, terrorist financing and human rights abuses. Many clients have considered gold’s historically low correlation to traditional stocks and bonds to be an important diversifier, and we expect that to continue. We are thrilled to bring an ESG-focused ETF in this asset class.”

Franklin Templeton’s ETF platform is designed to seek better client outcomes through a diverse and innovative product suite offered across asset classes and geographies. With over 50 ETFs offered in the U.S., the platform provides solutions for a range of market conditions and investment opportunities through active, smart beta and passively managed ETFs. The firm’s global ETF platform has over $12 billion in assets under management as of May 31, 2022 and is supported by the strength and resources of one of the world’s largest asset managers.

About Franklin Templeton
Franklin Resources, Inc. [NYSE:BEN] is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 155 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers boutique specialization on a global scale, bringing extensive capabilities in equity, fixed income, multi-asset solutions and alternatives.

With offices in more than 30 countries and approximately 1,300 investment professionals, the California-based company has 75 years of investment experience and approximately $1.45 trillion in assets under management as of May 31, 2022.

All investments involve risks, including possible loss of principal.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus, including the risk factors of an investment in the Fund.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. An investment in the Fund is subject to market risk with respect to the gold markets. The market price of gold bullion has been historically unpredictable, and the market price of the gold bullion held by the Fund may go up and down, sometimes rapidly or unpredictably. The Fund is not a diversified investment and, therefore, may be more volatile than other investments. An investment in the Fund is not intended as a complete investment plan. Because the Fund principally holds only gold bullion, an investment in the Fund may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time.

Large-scale distress sales of gold may have a negative impact on the price of gold and reduce the value of an investment in the Fund. In addition, global or regional military conflicts or acts of aggression may negatively affect global expectations for economic growth, exacerbate inflationary pressures, disrupt gold trading markets and/or supply chains and result in protracted volatility, which could have an adverse effect on the value of the Fund's investments.

The value of the Fund's gold bullion holdings is generally determined based on the 3:00 p.m. LBMA Gold Price (which is commonly referred to as the LBMA Gold Price PM), as described in the prospectus. Potential discrepancies in the calculation of the LBMA Gold Price PM, as well as any future changes to the LBMA Gold Price PM, could have an adverse effect on the methodology used to calculate the value of an investment in the Fund. In the event that the LBMA Gold Price PM does not prove to be an accurate benchmark and the LBMA Gold Price PM varies materially from the price determined by other mechanisms, the Fund's NAV and the value of an investment in the Fund's shares could be adversely affected. The Fund's shares may trade at a price which is at, above or below the NAV per share.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from gold price decreases. An investment in the Fund's shares is not suitable for all investors. The Fund's shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Fund is subject to responsible sourcing due diligence risk. The Fund is designed to offer investors exposure to responsibly sourced gold as defined by the Fund in a pooled investment vehicle structure. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Program and the Gold Guidance thereunder. The Fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Program or the Gold Guidance. Accordingly, an investment in the Fund is subject to the risk that the standards as may be established or amended from time to time do not function as intended or that material violations of the standards are not detected or enforced in a timely manner or at all. The standards may be inadequate or ineffective in mitigating various risks in the LBMA gold sourcing supply chain. These risks may be more pronounced with respect to holdings of recycled gold.

Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA’s Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA. Similarly, the Fund and the Sponsor cannot guarantee all gold held by the Fund, including gold derived from recycled sources, is 100% ethically sourced or compliant with the Gold Guidance. The Fund is not an actively managed investment vehicle. The Sponsor does not make any decision or assessment related to gold sourcing based on its subjective judgment.

The amount of gold represented by each Fund share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor's fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Fund's shares will also decline and you will lose money on your investment in Fund shares.

There are special risks related to the custody of the Fund's gold bullion. Failure by the custodian to exercise due care in the safekeeping of the Fund's gold bullion could result in a loss to the Fund.

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

ETF shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

All references to LBMA Gold Price PM are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced. Information is historical and may not reflect current or future portfolio characteristics. All portfolio holdings are subject to change. Important data provider notices and terms available at www.franklintempletondatasources.com.

Franklin Distributors, LLC. Member FINRA/SIPC.

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